  Exhibit 99.3

CALEDONIA MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (“Caledonia” or the “Company”) is for the fiscal quarter ended June 30, 2013 (“Q2”or the “Quarter”) and the period until August  8, 2013. Unless otherwise indicated, the information in this MD&A is as of [August 8], 2013. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements as at June 30, 2013 and the Annual Report for the year ended December 31, 2012, which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The unaudited condensed consolidated financial statements and related notes have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”).  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars unless indicated otherwise.

 TABLE OF CONTENTS.

1.	OVERVIEW	3
2.	HIGHLIGHTS FOR THE QUARTER	3
3.	SUMMARY FINANCIAL RESULTS	4
4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE	7
4.1	Safety, Health and Environment (“SHE”)	7
4.2	Social Investment and Contribution to the Zimbabwean Economy	8
4.3	Gold Production	8
4.4	Production costs	9
4.5	Underground	10
4.6	Metallurgical Plant	10
4.7	Capital Projects	11
4.8	Opportunities	11
4.9	Outlook	12
5.	EXPLORATION AND PROJECT DEVELOPMENT	12
5.1	Nama Copper Project, Zambia	12
5.2	Nama Cobalt Project, Zambia	12
5.3	Gold: Zimbabwe	13
6.	INVESTING	14
7.	FINANCING	14
8.	LIQUIDITY AND CAPITAL RESOURCES	14
9.	OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES	14
10.	NON-IFRS MEASURES	15
11.	RELATED PARTY TRANSACTIONS	16
12.	CRITICAL ACCOUNTING POLICIES	16
13.	SECURITIES OUTSTANDING	16
14.	RISK ANALYSIS AND FORWARD-LOOKING INFORMATION	17
15.	CONTROLS	18

1.	OVERVIEW

Caledonia is a mining, exploration and development company focused on Southern Africa.  Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine” or the “Blanket”).  Caledonia also owns a 100% interest in a base metals exploration project in Zambia (the “Nama Project”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

2.	HIGHLIGHTS FOR THE QUARTER

Operational Highlights

●
Gold produced by the Blanket Mine in Zimbabwe in Q2 was 11,588 ounces, 10.7% higher than the 10,472 ounces produced in the quarter ended March 31, 2013 (the “preceding quarter”) and 0.3% higher than the 11,560 ounces produced in Q2 of 2012 (the “comparable quarter”).

●
The higher gold production in the Quarter compared to the preceding quarter was primarily due to the short accounting period in the preceding quarter and an increased daily rate of gold production during the latter part of the Quarter.

●	Gold production in July 2013 was approximately 4,480 ounces, 35.7 % higher than the targeted monthly production rate of approximately 3,300 ounces of gold.

●
Average gold recovery in the Quarter was 93.2% little changed from the 93.3% recovery achieved in the preceding quarter and slightly lower than the 93.9% recovery achieved in the comparable quarter.  Blanket’s metallurgical recovery rates remain high compared to similar operations.

●
Blanket has adopted the guidance of the World Gold Council in reporting the costs of gold production   Blanket’s operating cost per ounce1, in the Quarter decreased to US$689 per ounce of gold produced from US$856 in the preceding quarter and US$769 for the 2012 financial year.  The decrease in operating cost per ounce was due to a stable cost environment and the higher gold production during the Quarter, which meant that Blanket’s fixed costs were spread over a higher number of ounces of gold.

●
Caledonia’s management believes that Blanket plans to sustain its current rate of production for the remainder of the year. Accordingly, production guidance for 2013 is increased from 40,000 ounces to approximately 44,000 ounces.  Refer to Section 4.3 for further information.

Financial Highlights

●
Gold Sales during the Quarter were 11,588 ounces at an average sales pricei of $1,373 per ounce of gold, compared, to 11,964 ounces at an average sales price of $1,600 in the preceding quarter and 11,560 ounces at an average sales price of US$1,597 in the comparable quarter.

●
Gross profit for the Quarter (i.e. after deducting royalties, production costs, on-mine administrative expenses, depreciation and amortization from gross revenue, but before administrative expenses incurred outside the Blanket Mine) was $8,631,000 compared to $9,047,000 in the preceding quarter and $10,067,000 in the comparable quarter.

___________________________________________
1 Non-IFRS performance measures such as “operating cost per ounce” and “average sales price per ounce” are used throughout this document.  Refer to Section 10 for a discussion of non-IFRS measures.

●	Net profit after tax for the Quarter attributable to Caledonia shareholders was $3,055,000 compared to $4,597,000 in the preceding quarter and $5,497,000 in the comparable quarter.

●
Basic earnings per share for the Quarter were 5.8 cents per share, compared to 9.0 cents in the preceding quarter and 11.0 cents in the comparable quarter.  The earnings per share numbers for the Quarter, the preceding quarter and the comparable quarter reflect the one-for-ten consolidation (the “Consolidation”) which took place during the Quarter.

●	At June 30, 2013, the Company had cash and cash equivalents of $22,475,000 compared to $25,189,000 at March 31, 2013 and $18,323,000 at June 30, 2012.

●	Cash flow from operations during the six months to June 30, 2013 before capital investment was $4,621,000 compared to $11,195, 000 in the six months to June 30, 2012.

●
During the Quarter, Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$6,690,000 compared to US$4,584,000 in the preceding quarter and US$5,042,000 in the comparable quarter.

Exploration Highlights

●
The deep level exploration drilling at the Blanket Mine below 750 metre (m) level has continued.  The first exploration hole into the Blanket No. 4 ore body below the 750 m level made an intersection with a grade of 3.57 grams per tonne (“g/t”) over 4.70m.  A second hole made an intersection of 5.96 g/t over 6.00 m true width.

●	Exploration at Blanket’s satellite projects has continued.

o
At the GG project, the shaft sinking has reached the target depth of 120 m below surface and further exploration continues to allow for a better understanding of the geometry of the identified mineralisation.

o
At the Mascot project, underground development towards the North Parallel Zone has commenced on a second level and has identified mineralisation.  Development towards the South Zone exploration has commenced.  If the gold grades of the exposed mineralized zones prove to be economic, material from Mascot could be delivered to the main Blanket plant in late 2013.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

●	In early July 2013, Caledonia submitted, as required, a report on preliminary exploration results from the Nama Copper Project to the Zambian Government.

Other Highlights

●	On April 12, 2013, the one-for-ten share consolidation was implemented pursuant to the special resolution passed at the special meeting of Caledonia shareholders held on January 24, 2013.

●
On April 3, 2013, Caledonia announced a dividend in respect of the year ended December 31, 2012 of $0.005 per pre-consolidated ordinary share or $0.05 on a post-consolidated basis, which was paid on 30 April 2013.   This dividend, in conjunction with the dividend paid in February 2013 (which does not relate to a specific accounting period) means that the total dividend payments year to date in 2013 was $0.1 per share on a post-consolidation basis.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out selected unaudited condensed consolidated profit and loss for the three and six months ended June 30, 2013 and 2012.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30				For the 6 months ended June 30
	2013		2012		2013		2011
	$		$		$		$
Revenue		17,190		18,612		36,408		36,115
Royalty		(1,137)		(1,303)		(2,486)		(2,530)
Production costs		(6,602)		(6,318)		(14,621)		(12,762)
Depreciation		(820)		(924)		(1,623)		(1,760)
Gross profit		8,631		10,067		17,678		19,063
Administrative expenses		(3,377)		(1,174)		(4,552)		(1,974)
Donation to indigenous community		-		(1,006)		-		(1,006)
Foreign exchange (loss)/gain.		-		379		-		361
Results from operating activities		5,254		8,266		13,126		16,444
Finance (expense)/income		(134)		(35)		(198)		(81)
Profit before income tax		5,120		8,231		12,928		16,363
Income tax expense		(1,375)		(2,734)		(3,653)		(3,755)
Profit for the period		3,745		5,497		9,275		12,608
Profit/(loss) on foreign currency translation		1,720		619		2,547		(196)
Total comprehensive income for the period		5,465		6,116		11,822		12,412
Earnings per share (cents)
Basic		5.8		11		14.7		25
Diluted		5.8		11		14.6		25
Weighted average number of common shares outstanding (thousand)
Basic		52,264		50,031		51,855		50,024
Diluted		52,495		51,369		52,318		51,171

Revenues, profitability and cash generation were adversely affected by the lower gold price.  The effect of the lower gold price was partly offset by higher production in the Quarter as a result of increased tonnage mined and treated as discussed in section 4.3.

Production costs were lower in the Quarter as discussed in Section 4.4.  Administrative costs for the Quarter were higher than in previous quarters, the increase being largely due to the donation by Blanket of US$2 million to the Presidential Scholarship Fund in Zimbabwe as part of Blanket’s corporate and social investment programme as discussed in section 4.2.   Administrative expenses are analysed in note 7 to the unaudited condensed consolidated financial statements.

At the special meeting of Caledonia shareholders held on January 24, 2013, shareholders passed special resolutions approving, inter alia, the consolidation of the issued and outstanding common shares of Caledonia on the basis of one post-consolidation share for every ten shares (the “Consolidation”).  Pursuant to this resolution, the Consolidation was implemented with effect from the start of trading on April 12, 2013. Earnings per share for the Quarter and earlier quarters and the weighted average number of shares outstanding have been adjusted and re-stated to reflect the Consolidation.

On April 3, 2013 Caledonia announced a further dividend in respect of the year ended December 31, 2012 of $0.005 per pre-consolidated ordinary share or $0.05 on a post-consolidated basis, which was paid on 30 April 2013.

The table below sets out the unaudited, condensed consolidated statement of cash flows for the six months to June 30, 2013 and 2012.

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 6 months ended June 30
	2013		2012
	$		$
Cash flows from operating activities
Profit for the period		9,275		12,608
Adjustments for:
Adjustments to reconcile net cash from operations		5,907		6,196
Changes in non-cash working capital		(3,963)		(955)
Indigenisation community donation		-		(1,006)
Advance payment		(1,987)		(1,845)
Tax paid		(4,413)		(3,722)
Interest paid		(198)		(81)
Net cash from operating activities		4,621		11,195

Cash flows from investing activities
Property, plant and equipment additions		(5,108)		(2,779)

Cash flows from financing activities
Bank overdraft increase/(decrease)		-		(293)
Proceeds from shares issued		470		514
Dividends paid		(5,450)		-
Net cash from (used in) financing activities		(4,980)		221

Net increase/(decrease) in cash and cash equivalents		(5,467)		8,637
Cash and cash equivalents at beginning of period		27,942		9,686
Cash and cash equivalents at end of period		22,475		18,323

Profit for the period was lower due to the lower realised gold price, offset by higher production (refer section 4.3) and lower production costs (refer section 4.4).  Investment in plant and equipment was higher in the six months to June 30, 2013 compared to the first half of 2012 largely due to increased investment at Blanket.  An analysis of Blanket’s investment between sustaining investment and investment to increase production is included in the table in section 4.4; a description of Blanket’s capital projects is set out in section 4.7.  An analysis of capital investment at Blanket and at Nama is included in section 6.

In the six months to June 30, 2013 Caledonia paid a dividend of $0.005 cents per share (on a pre-consolidated basis) on February 22, 2013 and a second dividend of $0.05 cents per share (on a post-consolidation basis) on April 30, 2013 in respect of the year to December 31, 2012.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at June 30, 2013 and December 31, 2012.

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	June 30,	December 31,
		2013	2012
		$	$
Total non-current assets		42,174	36,533
Inventories		5,662	5,508
Prepayments		238	126
Trade and other receivables		4,568	1,718
Cash and cash equivalents		22,475	27,942
Total current assets		32,943	35,294
Total assets		75,117	71,827
Total non-current liabilities		6,969	6,928
Trade and other payables		4,928	5,775
Advance dividend accrual		-	1,987
Income taxes payable		758	1,518
Total liabilities		12,655	16,208
Capital and reserves		62,462	55,619
Total equity and liabilities		75,117	71,827

Non-current assets as at the June 30, 2013 were higher than as at December 31, 2012 due to the continued investments at Blanket and Nama as outlined in the discussion of cash flows above and which references more detailed discussion elsewhere in this MD&A.

Trade and other receivables at June 30, 2013 were at normal levels compared to the abnormally low level at December 31, 2012.  The change in the advance dividend accrual reflects the payment by Blanket of its outstanding obligations to pay advance dividends to the local community in terms of Blanket’s indigenisation transaction.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

(thousands of Canadian dollars except per share amounts)	Sept 30, 2011	Dec 31, 2011	March 31, 2012	June 30, 2012	Sept 30, 2012	Dec 31, 2012	March 31, 2013	June 30, 2013
Revenue from operations	$16,517	$15,972	$17,503	$18,612	$21,494	$17,612	$19,218	$17,190
Profit/(loss) after tax from operations	6,126	1,369	7,111	5,497	(9,199)	3,950	5,530	3,055
Earnings/(loss) per share – basic (cents)	12.3	2.7	14	11	(14)	6.4	9	5.8
Earnings/(loss) per share – diluted (cents)	11.3	2.7	14	11	(14)	6.4	9	5.8
Cash and cash equivalents	6,847	9,686	16,288	18,323	24,615	27,942	25,189	22,475

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded in the Quarter and the preceding 5 quarters.

Blanket Mine Safety Statistics
Class	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013
Lost time injury	3	1	0	3	2	1
Restricted work activity	5	4	7	7	0	7
First aid	1	2	4	5	4	2
Medical aid	2	1	1	1	2	3
Occupational illness	1	0	0	0	0	0
Total	12	8	12	16	8	13
Incidents	12	11	11	10	12	12
Near misses	4	2	3	5	3	4
Disability Injury Frequency Rate (i)	1.23	0.30	0.00	0.81	0.52	0.25
Total Injury Incident Rate (ii)	3.72	2.38	3.04	4.34	2.09	3.25
Man-hours worked (thousands)	645	670	688	738	767	801

(i) A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

Although there was a reduction in lost time injuries in the Quarter, the number of restricted work activity cases increased.  Total accidents for the Quarter were 13 compared to 8 for the preceding quarter.  Mine management will continue to pay close attention to this area.

There were no significant adverse environmental issues during the Quarter.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (thousands of US dollars)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total

TOTAL 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
TOTAL 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,860
Quarter 2	2013	2,135	1, 000	3,555	6,690

The Community and Social Investment payments in the Quarter include a donation of US$2 million to the Presidential Scholarship Fund, which provides financial support to Zimbabwean students studying outside Zimbabwe.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter and July 2013, and the preceding nine (9) quarters are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery (%)	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
TOTAL 2010	2010	153,500	3.90	92.0	17,707	1,273
Quarter 1	2011	61,437	4.02	92.2	7,322	1,397
Quarter 2	2011	60,913	4.52	92.9	8,226	1,512
Quarter 3	2011	85,442	3.81	93.1	9,743	1,737
Quarter 4	2011	90,967	3.86	93.4	10,533	1,681
TOTAL 2011	2011	298,759	4.01	92.9	35,826	1,591
Quarter 1	2012	83,353	3.67	93.2	9,164	1,689
Quarter 2	2012	90,315	4.24	93.9	11,560	1,597
Quarter 3	2012	93,049	4.59	94.1	12,918	1,673
Quarter 4	2012	96,598	4.08	93.3	11,821	1,711
TOTAL 2012	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,472	1,600
Quarter 2	2013	101,174	3.82	93.2	11,588	1,373
July	2013	35,726	4.17	93.6	4,480	1,304

Gold production in the Quarter increased due to the higher tonnage mined and processed in the Quarter, partly offset by a lower grade.  The average daily rate of tonnes mined and processed in the Quarter increased to approximately 1,125tonnes per day (tpd) compared to approximately 1,000 tpd in the preceding quarter.  The increase in tonnage mined and processed was a result of management interventions to increase the rate of production.  The reduction in the average gold head grade in the Quarter to 3.82g/t had been advised in earlier MD&A’s and is very close to the targeted average gold grade of 3.84g/t.   The average gold metallurgical recovery in the Quarter was little changed on previous quarters and remains at high levels.

Management expects that the higher rate of production will continue for the rest of 2013, and accordingly production guidance for 2013 is increased from 40,000 ounces of gold to approximately 44,000 ounces.  This revised production guidance assumes that Blanket will be able to sustain the increased rate of mining and milling that was achieved for the Quarter.  The increased rate of production is subject to the inherent risks associated with mining which are discussed further in section 14.

4.4	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding five (5) quarters and for 2011 has been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	Operating Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the Operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (“Sustaining Capex”) that are required to maintain production at the current levels; and

iii.
All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production above the current rate of production.

Blanket Mine: Costs per Ounce of Gold Produced (US$/oz)
	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013
On-mine costs per ounce
Production costs	671	540	451	418	484	469	554	480
General and administrative costs	66	88	93	86	120	96	96	104
	737	628	544	504	604	565	650	584
Royalty(i)	72	118	112	117	120	116	112	96
Community costs relating to ongoing production	9	14	90	163	12	76	84	-
Permitting costs related to current operations	1	2	3	4	12	5	2	3
3rd party smelting, refining and transport costs	8	6	6	6	8	6	7	7
Operating cost per ounce (ii)	827	769	754	793	755	769	856	689

Corporate general and administrative costs (incl. share based remuneration)	152	94	89	138	146	117	99	116
Reclamation and remediation of operating sites	3	2	2	2	2	2	2	2
Exploration and study costs	-	-	-	-	-	-	1	1
Capital expenditure	183	68	68	53	85	67	51	147
All-in Sustaining Cost per ounce (ii)	1,165	933	912	986	988	955	1,007	956

Costs not related to current production
Community costs	-	-	98	-	-	25	-	181
Permitting costs	-	9	16	18	26	17	3	3
Exploration and study costs	-	-	-	-	-	-	1	3
Capital expenditure	12	28	20	28	41	29	45	69
All-in Cost per ounce (ii)	1,177	970	1,047	1,033	1,055	1,027	1,056	1,211

(i) Blanket pays a royalty to the Zimbabwe government on gross revenues. Since 1 January 2012 the royalty rate has been 7% prior to which it was 4%.
(ii) Non-IFRS performance measures such as “operating cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” throughout this document. Refer to Section 10 for a discussion of non-IFRS measures.

Over 50% of Blanket’s costs are fixed within normal operating parameters, therefore the higher production in the Quarter compared to the preceding quarter resulted in a lower average operating cost per ounce of US$689/oz compared to US$856/oz in the preceding quarter and US$754/oz in the comparable quarter.

Sustaining capital investment in the Quarter was higher than the previous quarter due to the scheduled phasing of investment activity.

Permitting costs for current operations and for properties that are not related to current production were lower in the Quarter than in 2012 and reflect the settlement reached with the Zimbabwe Ministry of Mines on permitting and licence fees.

The community cost of US$181/oz incurred in the Quarter in respect of non-current production reflects the donation to the Presidential Scholarship Fund as set out in section 4.2.  This donation benefits a significantly broader cross-section of Zimbabwe than the immediate mining area and is therefore not considered to reflect the current operations.

Capital expenditure on non-current production reflects the investment in Blanket’s expansion projects, principally the No.6 Winze project, and the GG, Mascot and Sabiwa Projects.

4.5	Underground

AR South continued to be the most important production area during the Quarter. The achieved ore grade in the Quarter was largely as planned at 3.82g/t Au compared to the target of 3.84g/t Au which is the long term mine average grade.

Development activities continued throughout the Quarter and the total development advance was 1,186 m compared to a planned advance of 1,258 m.  The development advance in the Quarter was 27% more than the 932 m achieved in the preceding quarter due to improvements in blasting efficiency and improvements in the availability of compressed air.  A new 6,695 cfm air compressor has been delivered and is expected to be installed and commissioned during August 2013.

Management believes the planned development will allow mine production to be sustained at the average rate achieved in the Quarter of approximately 1,125 tpd and is targeting an increase of a further 200tpd in 2014 and 300tpd in 2015.

The production rate targets at the Blanket Mine are not based on a technical report under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and are subject to uncertainty and risk.  While the Company has established mineral reserves in respect of its Blanket Mine to support its current average target production rate, there is no certainty that mineral reserves that have been depleted will be replaced and that the targeted production rate will be maintained or that targeted production rate increases will be achieved or can be achieved economically.  Historical production at the Blanket Mine may not be indicative of the potential for future development or revenue.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

4.6	Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency, notwithstanding the increased throughput.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

We plan to increase the milling capacity of the metallurgical plant from the current level of approximately 1,500tpd to 2,900tpd by the purchase and installation of two new rod mills and one new regrind ball mill at a cost of approximately US$4.5 million.  The increased milling capacity, in conjunction with the existing carbon in leach (“CIL”) plant capacity of 3,800tpd will provide Blanket with the excess capacity and flexibility to be able to treat any potential increases in throughput.

4.7	Capital Projects

Capital projects include developments to provide access to existing ore bodies and developments to provide access for further exploration, which, if successful may identify new resources. The three main capital developments are the haulage from AR Main to Lima on 22 Level, the extension to 18 Level haulage and the No. 6 Winze Project

22 Level Haulage
The 22 Level haulage extension project will link the Blanket and Lima ore bodies on the 22 Level (750 m below surface) and will allow for the rapid commencement of mining in any new mining areas defined above 750 m.  Crosscuts from the 22 Level Haulage are also being excavated to provide the required drilling platforms so that the known ore bodies can be drilled below 750 m for resource evaluation purposes.  Work on the 22 Level haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage was advanced by 148 m (123m in the preceding quarter) and a further 749m are planned to be completed.  This haulage is expected to reach the Eroica ore body by the end of the year, after which development into Eroica can commence.

18 Level Haulage
The 18 Level haulage extension (630 m below surface) will allow access to explore for the extension of the Sheet ore body between 630 m and 510 m below surface.  The haulage reached its destination in the preceding quarter and diamond drilling to identify a possible down-dip extension to the Sheet ore body has commenced.

Some exploration drilling of known ore bodies below 750m will also be carried out from 18 Level, in addition to the exploration from 22 Level.  The first exploration drill hole into the Blanket ore body below 750 m from a crosscut on 18 Level has been completed and made an intersection with a grade of 3.57g/t over 4.70m (true width).  A second drill hole made an intersection of 5.96g/t over a true width of 6.00m. Core recovery of 100% was achieved over both of the above intersections.

14 Level Haulage
The 14 Level Haulage between Eroica and Lima (510 m below surface) was advanced by 148 m in the Quarter and has reached the position of the Lima ore body.  Diamond drilling to locate the Lima ore body commenced and three holes were completed of which one hole intersected the ore body with two intersections of 3.90g/t over 4.00m and 6.69g/t over 3.50m.  Development work will now commence on the Lima ore body above 14 Level to upgrade the current indicated and inferred resources to reserves.  Caledonia’s potential ability to upgrade the mineral resources in this area to reserves is an important part of its strategy to increase production in future years.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

No. 6 Winze Project
This No. 6 Winze project will provide access to the Blanket 2 Orebody below 22 Level by deepening and upgrading the existing No. 6 Winze.  The pre-production capital cost of this project is estimated to be US$4.0 million, which will be funded from Blanket’s internal cash flows. Work on this project continues and it is expected that this project will be completed in late 2015.  Based on the previous and current drilling Management regards this as a highly prospective target area, which is currently defined by inferred mineral resources and warrants further development and evaluation.

4.8	Opportunities

Indigenisation:  Blanket, as a fully indigenised entity may be able to take advantage of growth opportunities that could arise.

Increased production:  Blanket’s existing reserves and resources could support a further increase in production provided the local economic climate is conducive for investments in resource development.

Surplus capacity:  Blanket’s current daily throughput is approximately 1,125 tpd.  Blanket currently has a crushing and milling capacity of approximately 1,500tpd, which is anticipated to increase to approximately 2,900tpd after the planned crushing and milling plant extensions have been completed; and the CIL plant has capacity of 3,800tpd. Any increase in the production of compatible ore could therefore be processed with little or no plant capital cost.

Exploration success:  Blanket’s main exploration targets are the down-dip extensions of the known ore bodies at Blanket mine and the satellite exploration projects at GG and the Mascot Project Area.  Depending on future exploration success, Blanket may be able to increase its targeted production levels from those set out in 4.5.

4.9	Outlook

Production for the Quarter was 16% ahead of the targeted production of 10,000 ounces of gold; production of 22,061 ounces for the six months to June 30, 2013 was 10% ahead of targeted production of 20,000 ounces; production in July was 4,480 ounces and 35% higher than the targeted average monthly production of 3,300 ounces.

Blanket plans to sustain its current rate of production for the remainder of the year. Accordingly, our production guidance for 2013 is accordingly increased from 40,000 ounces to approximately 44,000 ounces of gold (refer section 4.3).  It is hoped that the increased production and continued tight cost control will mitigate somewhat the adverse effect of the lower gold price on the Group’s profitability.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe.  Nevertheless, Blanket has surplus metallurgical plant capacity and as a low-cost operator is cash generative.  Blanket currently intends to continue investing in projects with a view to further increasing production, thereby helping to maintain downward pressure on its cost per ounce of gold produced.

5.	EXPLORATION AND PROJECT DEVELOPMENT

5.1	Nama Copper Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine has recently been commissioned.

Caledonia submitted a report to the Zambian Mines Development Department (the “Department”) on July 3, 2013, in accordance with the Department’s requirements, which set out a summary of the exploration work which has been completed to date.  At this stage, the Nama Copper project and the mineralization that has been identified are not considered material to Caledonia and accordingly, the report was not prepared to NI 43-101 standards.

5.2	Nama Cobalt Project, Zambia

Caledonia undertook to the Department to commence cobalt mining operations by June 30, 2013.  Cobalt mining cannot however commence until Caledonia receives the required final environmental approvals from the Zambian authorities.  Caledonia does not expect that the capital cost of the proposed cobalt mining operations or the revenue generated from this operation will be material to Caledonia.

5.3	Gold: Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are undertaken by the Blanket Mine and are discussed in section 4.7.  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG prospect and the Mascot Project Area which are believed to have the greatest potential of success.

GG Project
The GG project is a green-field operation located approximately seven km southeast of Blanket Mine.

Surface drilling programs have been carried out at the GG project over the past eight years consisting of seventeen diamond-cored holes totalling 4,751m of drilling.  Two zones of gold mineralization warranting further exploration have been established down to a depth of approximately 200m, each with a strike length of approximately 150m.

During the Quarter, the prospect shaft reached its target depth of 120 m below surface.  As noted in the previous MD&A, the shaft intersected a mineralized “pod” with gold grades of between 2 g/t and 6 g/t.  Further underground diamond drilling and development is in progress to allow for a better understanding of the geometry of the identified mineralised zones.  Metallurgical test work has been commenced on fresh material from this project.

Mascot Project Area
Mascot was previously mined down to approximately 300 m, exploiting an ore body which narrowed with depth.  The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low grade ore which limited exposure of the full extent of the mineralized zone. Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.

Development towards the north zone on the 60m level (1 Level) entered the identified mineralised zone in the preceding quarter and further development on this level was suspended until metallurgical investigations have been successfully completed following which handling systems will be installed to allow the gold-bearing material to be hoisted to surface.  Development moved to the 90m level (2 Level) where gold bearing mineralisation has also been intercepted.  It is currently intended to establish a tramming haulage on 4 Level with a mid-shaft loading station between 4 and 5 levels.

Diamond drilling for the south zone commenced in the Quarter on the 60m level and, as anticipated from historic surface drilling, intersected weak mineralisation.   Further drilling will be carried out on 90m level where historic surface drilling suggests the mineralisation may be stronger.

If the gold grades of the exposed mineralized zones prove to be economic, stockpiled development material from Mascot would be trucked to the main Blanket plant commencing in late 2013.  Further exploration work will continue to identify the extent of the mineralised zones that have been identified to date.  Mineral resources that are not mineral reserves have no demonstrated economic viability. Metallurgical test work has been commenced on fresh material from this project.

 Sabiwa
During the Quarter the ZESA power line was installed and commissioned and the sub-station was constructed.  Other surface facilities are now being constructed after which work can commence on installation of a compressor and headgear and sinking a prospect shaft.

6.	INVESTING

During the Quarter Caledonia invested $3,768,000 ($1,682,000 – 2012) in capital assets and work on its mineral properties.  Of the amount invested in the Quarter $1,366,000 ($698,000 – 2012) was spent at Nama and $2,400,000 ($976,000 – 2012) at Blanket.  All investment at Blanket is funded from Blanket’s internal cash flows.

7.	FINANCING

Caledonia financed its operations using funds on hand augmented by dividends and other cash flows received from Blanket.  Blanket has a US$2.5 million loan facility in Zimbabwe on which it pays interest at 30-day LIBOR plus 8 per cent and which is used from time-to-time for working capital purposes.  The facility is unsecured and is renewable and repayable in demand.  At June 30, 2013, this facility was unutilised.

During the Quarter, share options over 4,117,300 (pre-consolidated) shares were exercised raising $288,000. No other equity fundraising took place in the Quarter and none is currently planned.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as of June 30, 2013, March 31 2013 and December 31 2012 is set out below

Liquidity and Capital Resources ($’000)
As at	December 31, 2012	March 31, 2013	June 31, 2013
Cash and cash equivalents	27,942	25,189	22,475
Overdraft	-	-	-
Working capital	26,014	28,327	27,257

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3.

Of the cash and cash equivalents and term deposits, over $20,000,000 is held outside Zimbabwe at financial institutions in Canada, the United Kingdom and in non-resident accounts in South Africa.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

Management believes that the Company’s liquid assets as at June 30, 2013 and future cash flows from operations are sufficient to support the planned and foreseeable commitments.  Blanket’s production costs per ounce (refer Section 4.3 and Section 10) are substantially lower than the current price of gold.  Accordingly, management believes that Blanket and Caledonia will continue to generate cash should the gold price fall further from the levels realised in the Quarter.

9.	OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.439 million which are not reflected as loans for IFRS purposes (refer note 5 of the condensed consolidated financial statements).

The company has the following contractual obligations at June 30, 2013

Payments due by Period ($’000)	Falling due
	Within 1 year	2-3 Years	4-5 Years	After 5 Years	Total
Current liabilities	5,686	-	-	-	5,686
Purchase obligations	1,794	nil	nil	nil	1,794

In addition to the committed purchase obligations set out above, Blanket intends to invest US$36.054 million between now and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and at Blanket’s capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 respectively. Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations as discussed in Section 8.

Caledonia has no obligations in respect of capital or operating leases. As of June 30, 2013, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines – if and when those Mines are permanently closed – at an estimated cost of $1,055,000 ($1,758,000 – 2012).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce
Non-IFRS performance measures such as “Operating cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “Operating cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of costs per ounce to IFRS production costs (thousands except for gold ounces sold and costs per ounce)
	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013
Production costs (IFRS) (C$)	21,093	6,444	6,318	,6,389	6,502	25,653	8,019	6,602
Exchange rate (C$/US$)	1.0100	0.9979	0.9903	1.004	1,009	1,000	0.992	0.977
Production costs (IFRS) (US$)	21,304	6,430	6,257	6,415	6,561	25,756	7,955	6,450
Adjustments (US$)	4,863	81	32	95	(317)	(228)	(178)	317
Adjusted production costs (US$)	26,166	6,511	6,289	6,510	6,244	25,527	7,777	6,767
Gold Sales (oz)	35,504	10,368	11,560	12,916	10,337	45,181	11,964	11,588
On-mine production cost (US$/oz) (per table section 4.4)	737	628	544	504	604	565	650	584

Average sales price per ounce
“Average sales price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of costs per ounce to IFRS production costs
	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013
Revenue (IFRS) (C$’000’s)	55,705	17,503	18,612	21,494	17,612	75,221	19,218	17,190
Less miscellaneous income								(947)
Revenue from precious metal sales (C$’000s)	55,705	17,503	18,612	21,494	17,612	75,221	19,218	16,243
Exchange rate (C$/US$)	1.016	1.001	0.994	1.006	1.005	1.002	0.996	0.980
Revenue from precious metal sales (US$’000’s)	56,575	17,527	18,495	21,626	17,693	75,340	19,148	15,922
Revenues from sales of silver (US$’000s)	(82)	(14)	(36)	(14)	(8)	(72)	(5)	(15)
Revenues from sales of gold (US$’000s)	56,493	17,513	18,459	21,612	17,685	75,268	19,143	15,907
Gold ounces sold	35,504	10,368	11,560	12,916	10,337	45,181	11,964	11,588
Average sales price per ounce (US$)	1 591	1 689	1 597	1 673	1 711	1 666	1 600	1 373

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	6 Months Ended June 30, 2013		6 Months Ended June 30, 2012
	$	’000	$	’000
Management fees, and expense allowances paid or accrued to Epicure Overseas S.A. (“Epicure”), a company which provides the services of the Caledonia’s President. There are no other contractual arrangements to this payment		303		300
Rent paid to Bastian Investments CC, a company owned by members of the President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.		19		22
Legal fees paid to Tupper Jonsson & Yeadon, a law firm where a Director is a partner		88		76

12.	CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, share based payments, functional currency determination and future tax liabilities.  Discussion of the bases on which these judgements have been made is set in note 3 to the Unaudited Condensed Consolidated Financial Statement.  As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.

13.	SECURITIES OUTSTANDING

As at August 8, 2013, the following securities were outstanding:

(1)           52,179,080 common shares issued;

(2)           Options as follows:

Number	Description	Exercise Price	Expiry Date
81,000	Common share purchase options	$0.07	Various until May 11, 2016
930,920	Common share purchase options	$0.09	August 31, 2017
1,646,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 2,559,988 shares.

14.	RISK ANALYSIS AND FORWARD-LOOKING INFORMATION

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Certain risk factors are related to the mining industry in general while others are specific to Caledonia.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2012 and for additional information please refer to the Annual Information Form for the year ended December 31, 2012, each of which is available on the Company’s website www.caledoniamining.com and on www.sedar.com or is available upon request from the Company.

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and our plans and timing regarding further exploration, drilling and development, prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing, future dividend payments, or economic effect of cobalt mining at the Nama Project.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

15.	CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior Management, including the Company’s President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2013, as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Company’s internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Company’s ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company previously engaged independent consultants in 2010 to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Prior to this engagement, management concluded that the following disclosable weaknesses existed and still remain. Currently Blanket has an internal audit officer who tests internal controls on an ongoing basis.

Segregation of Duties

Due to limited personnel resources at the Company’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Company was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects.  The Company continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff to correct segregation of duties weakness and excessive workloads needed to be addressed at this time.  Additional accounting staff has previously been recruited to the Company’s Africa office in Johannesburg and an internal audit function has been added at the Blanket Mine in Zimbabwe. As of July 1, 2013, the Chief Financial Officer has appointed an assistant to improve the division of duties and improve the ICFR. This has improved the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

There have been no changes in the Company’s  internal controls over financial reporting since the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Company has a Disclosure Committee consisting of three directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s directors and management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers by others within those entities.